Filed pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated September 29, 2025

Relating to the Preliminary Prospectus dated September 15, 2025

Registration Statement File No. 333-289964

This free writing prospectus relates to the proposed public offering of shares of common stock, par value $0.0001 per share of Elauwit Connection, Inc. (the “Company”) which is being registered on a Registration Statement on Form S-1, as amended (File No. 333-289964) (the “Registration Statement”). This free writing prospectus should be read together with the preliminary prospectus dated September 15, 2025, included in that Registration Statement which can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/2063863/000110465925090088/tm2511447d10_s1a.htm

The Company has filed the Registration Statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement (including the Risk Factors contained therein) and other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Craig-Hallum Capital Group LLC, 323 N. Washington Ave., Suite 300, Minneapolis, MN 55401, Attn: Equity Capital Markets, or by telephone at (612) 334-6300, or by email at prospectus@chlm.com.

Elauwit Connection, Inc. Connectivity Reimagined

Disclaimer

Elauwit Connection, Inc. (the "Company," we," "us," "our") has filed a registration statement on Form S-1, as amended (Registration No. 333-289964) (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates. Before you invest, you should read the Registration Statement and other documents that we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov.

Forward Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this presentation that do not relate to matters of historical fact should be considered forward-looking statements, including statements relating to business strategies or plans, prospects, future cash flows, financing plans, objectives of management and future cash needs. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "predict," "project," "target," "potential," "seek," "will," "would," "could," "should," "continue," "contemplate," "plan," "opportunities," and other words and terms of similar meaning or the negative of these terms. This information also involves known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements. These risks include, but are not limited to: our history of losses and our ability to continue as a going concern, our ability to obtain additional financing and fund our operations, our market opportunity and ability to achieve our growth objectives, the future growth of the network services industry, and the other factors described in the "Risk Factors" section of the Registration Statement on Form S-1. Any forward-looking statement made by us in this presentation is based on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement as a result of new information, unless required by law.

Marketing Data & Trademark

This presentation includes statistical and other industry and market data that the Company obtained from industry publications and research, surveys, studies and other similar third-party sources, as well as management's estimates based on such data. Market data and estimates used in this presentation may involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. The Company believes that the information from these third-party sources is reliable, however, it has not independently verified them. Further, the Company's business and the industry in which the Company operates is subject to a high degree of risk and uncertainty, which could cause results to differ materially from those expressed in the estimates made by the third-party sources and by the Company. All third-party brand names and logos appearing in this presentation are trademarks or registered trademarks of their respective holders. Any such appearance does not necessarily imply any affiliation with or endorsement of the Company.

This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any of our securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Confidentiality & Use Disclaimer

This confidential presentation and the information contained herein is made pursuant to an understanding that its contents will not be disclosed, discussed or otherwise used by you, your agents, affiliates or assigns in any manner beyond the scope described below. This confidential presentation is intended solely for the benefit of certain financial institutions for the purpose of gauging interest in investing in the Company. By attending this meeting, you (i) acknowledge and agree that the fact that this meeting has taken place and anything you hear or learn during this meeting are strictly confidential and agree to keep all such information confidential, (ii) acknowledge and agree that the Company is not seeking and cannot accept orders for any securities at this time, and (iii) represent that you fit into the category of persons and institutions mentioned above. Any offering of securities will only be made by means of an effective registration statement. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This meeting and any information communicated at this meeting are strictly confidential and should not be discussed outside of your organization.

elauwit

CONFIDENTIAL | 2

CONFIDENTIAL │ 3 Offering Summary Elauwit Connection, Inc. Issuer Nasdaq: ELWT Proposed Exchange: Symbol IPO (S - 1) Transaction Type 1,500,000 Shares Base Offering Size 100% Primary Shares Offering Structure 15% Over - allotment Option Craig - Hallum Capital Group Sole Bookrunner Debt Repayment, Network - as - a - Service Project Developments, Sales and Marketing Organizational Development, Payment of Deferred Compensation, and Working Capital and General Corporate Purposes Use of Proceeds Week of October 6 th (Subject to Nasdaq Application Review) Anticipated Pricing

Experienced Management Team



Dan McDonough
Chairman & Co-Founder

Dan McDonough Jr. is a seasoned entrepreneur and strategic advisor with a track record of building and scaling innovative internet and telecom ventures. Following the acquisition of his company by Boingo Wireless, he founded Elauwit Connection to redefine the internet experience in commercial real estate. He also leads Baron Hunter Group, where he helps organizations craft compelling brand narratives and optimize go-to-market strategies.



Barry Rubens
Chief Executive Officer & Co-Founder

Barry Rubens is a veteran telecom executive and financial strategist with decades of leadership experience across telecommunications, wireless, and real estate connectivity sectors. As CEO of Elauwit Connection, Inc., he drives operational excellence and financial oversight, building on a career that includes public company leadership, strategic partnerships, and successful exits.



Taylor Jones
President, CTO & Co-Founder

Taylor P. Jones is a strategic and well-connected executive with over 15 years of experience in managed services, technology integration, enterprise sales, and alliance management. As a co-founder and key sales leader, he has consistently driven high-growth initiatives by blending technical expertise with a collaborative leadership style and a strong executive presence.



Sean Arnette
Chief Financial Officer

Sean Arnette is a dynamic Chief Financial Officer with a proven track record in strategic planning, financial leadership, and risk management. With nearly 15 years of experience across telecom, healthcare, energy, and financial services, he has led high-impact initiatives including M&A transactions, corporate spinouts, and startup growth. A former U.S. Air Force intelligence officer, Sean brings a disciplined, mission-driven approach to corporate finance and leadership.

Prior Experience

BARCLAYS
BaronHunter
boingo wireless
CTCI
EY Building a better working world
J.P.Morgan
pwc
U.S. AIR FORCE

elauwit
CONFIDENTIAL | 4

Elauwit Presents a Win / Win / Win Opportunity

Leading, National, High Growth Player in WiFi Managed Service and Network-as-a-Service ("NaaS") for New Build and Existing Multi-Family Properties Across the United States

Est. 200 – 300 bps NOI[2] Improvement	Managed Service and NaaS offerings **unlock new cash flow** streams **for property owners**
Expect 60% - 75% Gross Margin Contracts	High margin, recurring contracts drive compelling financial profile; **Elauwit EBITDA profitable in 2Q of 2025**
Highly Fragmented, Growing Market	Targeting multifamily properties with at least 100 units; No single owner has more than 1% share, Managed Service **market growing at 15% per annum** through 2030[1]
~32,000 Units Under Contract[4] with ~$36M Backlog	Unit Growth/project wins have been driven entirely by management relationships; **Establishment of direct salesforce to accelerate growth**
Robust Pipeline	Near-Term Managed Service pipeline alone totals ~110K Units. Pipeline is estimated to translate to **~$110M in construction revenue** and **~$23M in contracted ARR**[3]
IPO Proceeds Exhibit Clear Growth Catalyst	**New Salesforce** build out and availability of **deployment capital for NaaS** contracts **will accelerate growth**

Quarterly Revenue Growth



Revenue ($M's)
Cumulative Units Activated
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$-
18K
16K
14K
12K
10K
8K
6K
4K
2K
-
Q1
Q2
Q3
Q4
Q1
Q2
2024
2025
Recurring Service Revenue
Installation Revenue
Cumulative Units Activated

Pipeline

	Managed Service	NaaS
Units:	**~110K**	**~265K**

(1) Company Management Estimates
(2) NOI is defined as "Net Operating Income"
(3) ARR is defined as "Annual Recurring Revenue"
(4) Backlog and Contracted Units as of June 30, 2025

elauwit CONFIDENTIAL | 5

Business Overview I

CONFIDENTIAL │ 7 40% 88% 79% 79% 80% 81% 80% 2019 2020 2021 2022 2023 2024 2025 Remote Workers % On-site $16B Est. US Managed WiFi Market in ’29 ~15% Est. US Managed WiFi CAGR to ’29 1.5K 1.7K 1.9K 2.1K 2.3K 2.5K 2.7K 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 Growing Pipeline in Highly Fragmented, Growing Markets (1) https://www.nmhc.org/research - insight/quick - facts - figures/quick - facts - apartment - stock/ (2) https://www.cnet.com/home/internet/the - average - monthly - cost - of - internet - is - 78 - heres - how - to - lower - it/ (3) https://www.gallup.com/401384/indicator - hybrid - work.aspx (4) Company Management Estimates (5) https://www.nmhc.org/research - insight/quick - facts - figures/quick - facts - apartment - stock/ (6) https://www.novoco.com/public - media/documents/naa_nmhc_vision_2030_062617.pdf (7) https://www.globenewswire.com/news - release/2024/07/01/2906818/28124/en/United - States - Managed - Wi - Fi - Solutions - Market - Analysis - Com petition - Forecast - and - Opportunities - 2019 - 2023 - 2024 - 2029F.html (8) https://my - ibisworld - com.ezp3.lib.umn.edu/us/en/industry/23611b/key - success - factors#:~:text=Key%20Statistics - ,Industry%20Data, - V alues , assumes 10% of existing properties have expiring WiFi contracts ~80% of workers WFH or work Hybrid 3 52% Growth in TAM from ’18 - ‘30E 8 Elauwit operates in a $26B market, driven by powerful macro trends — offering deep expansion potential both in existing properties primed for connectivity upgrades and in new properties actively integrating digital infrastructure from the ground up. Total Market Size $25.8B Existing Properties $21.5B (1)(2) New Properties $4.3B (2)(6) Work From Home and Structural Housing Need Provide Tailwinds Market Dominated by Legacy ISPs % of Workers WFH or Hybrid 3 Existing Properties Added to Addressable Market 8 ~5M New Apartments needed by ’30 6 ~23M Apartment Units in the US 5 There is an untapped market to fulfill major demand for network services in multifamily housing units % Market on Internet Service 4 95% Legacy providers 5% Other Providers 7 7

CONFIDENTIAL │ 8 Elauwit WiFi - 6 Access Points (all units & common areas) Elauwit Fiber Distribution Network Elauwit’s Solution: Owning the “Last 100 Feet” Elauwit Leased 10 Gig Carrier Fiber 1 2 Existing Indoor Cabling 2 3 1 3 We bring a carrier - grade fiber connection directly into the community. We directly connect residents, staff, and all common areas to the carrier fiber. We use carrier - grade WiFi - 6 access points property - wide, including in each apartment. ▪ Residents have their own ID and passwords, and are always connected throughout the property ▪ Staff and building systems all have free use of the network

CONFIDENTIAL │ 9 Superior Service Offering For Property Owners… Financial Impact Vs WiFi becomes a new underwritable revenue stream Legacy ISPs take 100% wallet share Technology Enablement Vs Enables smart building technology Limits prop - tech deployment Partnership & Footprint Vs Nationwide turnkey partner Geographic limitations Vs Willing investor and capital source for existing properties Unwilling capital providers Capital Solution for Existing Owners Drives an estimated 200 - 300 bps NOI improvement on average for property owners

CONFIDENTIAL │ 10 … Drives Better Experience for Residents Immediate Connectivity Vs Remote connectivity; immediate service from move in date; never schedule installation again Requires installation appointments and delays connectivity Fast & Responsive Service Vs Steadfast focus on customer experience Poor history of customer support often driven by limited competition Price Clarity Vs Straightforward, low - cost pricing Confusing rates with hidden, and often escalating, costs Vs Upgradeable infrastructure can respond to consumer need Constrained by legacy technology Fiber Based Elauwit enables residents to have connectivity within minutes of move in compared to Legacy ISPs who require appointments, which often delays connectivity

CONFIDENTIAL │ 11 Differentiated MSP with Leading Customer Service Customer Service By the Numbers 34 Secs Average Answer Time >80% Average First Touch Resolution 2,300 Monthly Ticket Volume 24/7/365 Human Response for Customer Service 4 Support Channels; Talk, Text, Email, Chat 0 New Resident Install Appointments End - to - End Network Delivery: In - house project management and network engineering teams design, provision, and install fully managed WiFi networks. White - Glove Account Management: Dedicated support for property owners, ensuring seamless communication and proactive service. 24/7/365 Network Operations Center: Continuous monitoring and management to ensure optimal network performance. 24/7/365 Customer Support: Always - on assistance for end users, delivering fast, friendly, and effective help. Nationwide Reach: Active footprint in 25 states and growing. Scale & Impact: Over 35,000 units under contract, delivering reliable connectivity to thousands of residents and tenants. Advanced Technology Stack: Capabilities include Fiber - to - the - Unit, WiFi - 7, and multi - Gigabit speeds to each unit. Security & Compliance : Fully compliant with SOC 2 Type I & II standards, ensuring data integrity and operational trust. Clear Advantage in Winning and Retaining Customers Source: Company Data and Management Estimates

Expect Long-Lived High Margin Contract Revenue

Managed Service
(New Builds)

- Turnkey offering for new builds
- Projects bid on and won through RFP bid process
- No capital expenditure outlay from Elauwit
- 5 – 7 year service term contract

Network-as-a-Service
(Brownfield)

- Turnkey offering for existing properties
- Proprietary sourcing/negotiated opportunities
- Initial outlay average of ~$1,000 / unit
- 8 – 10 year service term contract

Managed Service	*Elauwit Financial Benefit*	Network-as-a-Service
$250,000 *One-Time*[1]	Design & Network Install Revenue	$18,750 *One-Time*
$67,500 *Per-Year*	Elauwit Managed Service Fee	$135,000 *Per-Year*
$42,500 *Per-Year*	Estimated Elauwit Incremental Gross Profit	$105,000 *Per-Year*
N/A	Capital Expenditure Outlay	$250,000 *One-Time*
N/A	Est. Average Internal Rate of Return (IRR) % [2]	~35.0% *Per-Year*
60.0% *Per-Year*	Estimated Elauwit Incremental Gross Margin	75.0% *Per-Year*

Managed Service	*Property Owner Financial Benefit*	Network-as-a-Service
$255,000 *Per-Year*	Retail Revenue to Property Owner	$255,000 *Per-Year*
$187,500 *Per-Year*	Estimated Property Owner NOI Increase[3]	$120,000 *Per-Year*
~45.0% *Per-Year*	Estimated Internal Rate of Return (IRR) % [2]	N/A
$3,125,000 *Per-Property*	Estimated Property Value Increase[4]	$2,000,000 *Per-Property*

(1) We expect to recognize one-time gross margin contribution of $62,500 on design and network installation for our Managed Service solution.
(2) Internal Rate of Return (IRR) % is unlevered
(3) Represents an estimate of increase in net operating income (total revenue minus operating expenses other than interest and tax expense) a property owner would realize based on management's experience
(4) Represents the estimated property value increase for customers resulting from the applicable service provided assuming a capitalization rate of 6%.
Disclaimer: This is a sample unit economics structure for a 250-unit property. Actual unit economics may vary on a case-by-case basis.

elauwit
CONFIDENTIAL | 12

CONFIDENTIAL │ 13 ▪ Project wins have been driven nearly entirely by legacy relationships stemming from Management’s long operating history in the industry ▪ Development of a dedicated sales and marketing effort will enhance Elauwit’s pipeline and visibility with customers – Team Buildout – Addition of CRO, VP of Marketing, Sales Associates, and Business Development Reps – Budget – Targeting $2 million sales and marketing spend ▪ NaaS and Managed Service opportunities cross fertilize as execution on new build wins is expected to drive customer confidence in Elauwit, opening existing property pipelines ▪ Partnerships with vendors and other service providers to the multifamily industry Go - to - Market Strategy: Direct Salesforce to Drive Organic Growth ▪ New growth driven by outreach to small and medium sized property owners navigated by data from CoStar ▪ Educating potential customers with case studies and messaging around NaaS Direct Sales ▪ Respond to RFP processes’ initiated by consulting practices ▪ To date, this has been the primary channel of units under management acquisition New Construction ▪ Brand awareness through targeted industry publications and websites (apartment.com) ▪ Targeted market focus to drive density in select metropolitan areas ▪ Targeted case studies covering key account relationships ▪ Industry conferences and speaking opportunities Marketing Indirect Sales States where Elauwit has provided service

Large and Growing Pipeline Set to Accelerate

Pipeline Detail

Managed Service – Elauwit has an extensive landscape of project proposals outstanding or in progress

- 400+ tracked opportunities
- ***Near-Term Pipeline reflects potential for***
  - ***~$110M in Construction Revenue***
  - ***~$23M in Contracted Annual Recurring Rev.***

~110K

Managed Network Units Elauwit is Bidding on

NaaS – Targeted pipeline for post-IPO Expansion. Reflects tangible, near term opportunities based upon ongoing discussions with ~10 property ownership groups

- **Pipeline estimated to translate to ~$150M in ARR opportunities**

Growth has been cash constrained, IPO proceeds expected to accelerate pipeline monetization

~265K

Identified Near-Term NaaS Unit Pipeline

NaaS Case Study[1] - GoldOller

GoldOller


LEASING CENTER

- **Real estate firm focused on multifamily investments, property management, and long-term value creation across a national portfolio**
- **Elauwit began its business with GoldOller at their Woodbridge location, a 450-unit community located in Fort Wayne, Indiana**
- **Success of Project has driven discussions towards the balance of GoldOller's 20,000-unit portfolio which could translate to ~$10M in ARR**

$500,000 *Elauwit Investment*	***~$200,000*** *Property level NOI Increase*
$195,000 *Annual Gross Profit to Elauwit[2]*	***~$3.1M*** *Property Value[3]*

~35%

Unlevered Project IRR[4]

(1) Figures reflect Company Management estimates
(2) Reflects gross profit to the Company- does not include the impact of third-party financing
(3) Reflects assumed 6.5% capitalization rate
(4) Reflects project IRR before impact of third-party financing elauwit
CONFIDENTIAL | 14

Financial Overview II

Financial Results Summary

2024 Revenues

~$8.5M

~117% YoY Growth

TTM Revenues

~$16.9M

~99% YoY Growth

2024 Gross Profit

~$1.2M

~497% YoY Growth

TTM Gross Profit

~$3.5M

~199% YoY Growth

Key Observations

16.6k
Units Activated through Q2 2025[(1)]

~$1.9M
TTM Recurring Service Revenue

~$15.0M
TTM Installation Revenue

20.6%
TTM GM as % of Revenue

~375K
Units in Pipeline[(2)]

Source: Company Provided Unaudited Financial Statements
See Appendix for TTM June 2025
TTW is defined as "Trailing Twelve Months"
(1) Cumulative Units Activated as of Q2 2025
(2) Pipeline Opportunities are comprised of ~110K Managed Network Units Elauwit is Bidding on and ~265K Identified Near-Term NaaS Unit Pipeline

elauwit CONFIDENTIAL | 16

Use of Proceeds

~$8.0M	**Network-as-a-Service Project Deployments**	Funding for infrastructure and technology initiatives to support service expansion
~$2.0M	**Debt Repayment**	Includes repayment of all or a portion of the outstanding balance under the Fixed Rate Loan Agreement with Endurance Opportunities I LLC, and potentially repayment of outstanding promissory notes
~$2.0M	**Sales and Marketing Organizational Development**	Investment in team growth, customer acquisition, and brand awareness
~$0.5M	**Working Capital and General Corporate Purposes**	May include up to $2,000,000 under a put-call agreement with Baron Hunter Group, LLC and Steele Creek Partners, LLC
~$0.5M	**Payment of Deferred Compensation**	Allocation toward previously accrued compensation obligations elauwit Use of Proceeds assumes a deal size of $15M and Net Proceeds of $13.05M

CONFIDENTIAL | 17

CONFIDENTIAL │ 18 Large, Growing, Fragmented Markets Disruptive Managed Service WiFi / NaaS Provider Conclusions Provide New Cash Flows for Customers Capital Injection Clear Catalyst for Accelerated Growth Long - term, Low Churn, High Margin Superior Customer Service for Residents

Appendix I

Financial Results Support

(In $ thousands)	Q2 2025 (UNAUDITED)	Q1 2025 (UNAUDITED)	Q4 2024 (UNAUDITED)	Q3 2024 (UNAUDITED)	Q2 2024 (UNAUDITED)	Q1 2024 (UNAUDITED)	TTM (UNAUDITED)	FY 2024 (AUDITED)	FY 2023 (AUDITED)
Income Statement Highlights:									
Revenues	$6,078	$5,617	$3,338	$1,859	$1,702	$1,596	$16,888	$8,495	$3,923
Gross Profit	$1,558	$1,430	$307	$188	$172	$498	$3,478	$1,164	$195
Gross Profit Margin	25.6%	25.5%	9.2%	10.1%	10.1%	31.2%	20.6%	13.7%	5.0%
Net Income (Loss)	($104)	($271)	($702)	($627)	($624)	($469)	($1,708)	($3,474)	($2,690)
EBITDA	$14	($198)	($1,017)	($878)	($839)	($403)	($2,053)	($3,218)	($2,592)

(In $ thousands)	JUNE 30, 2025 (UNAUDITED)	MARCH 31, 2025 (UNAUDITED)	DECEMBER 31, 2024 (AUDITED)	SEPTEMBER 30, 2024 (UNAUDITED)	JUNE 30, 2024 (UNAUDITED)	MARCH 31, 2024 (UNAUDITED)	JUNE 30, 2025 (UNAUDITED)	YEAR END 2024 (AUDITED)	YEAR END 2023 (AUDITED)
Balance Sheet Highlights:									
Cash	$525	$612	$287	$947	$1,037	$606	$525	$287	$329
Accounts Receivable	$6,953	$6,142	$4,451	$1,061	$1,389	$999	$6,953	$4,451	$898
Inventory	$1,244	$1,014	$1,606	$1,794	$680	$439	$1,244	$1,606	$156
Total Assets	**$10,545**	**$9,526**	**$7,726**	**$5,585**	**$4,884**	**$3,050**	**$10,545**	**$7,726**	**$1,408**
Accounts Payable & Accrued Expenses	$2,930	$2,559	$1,990	$936	$809	$834	$2,930	$1,990	$427
Total Liabilities	**$15,430**	**$14,303**	**$12,262**	**$9,042**	**$7,754**	**$5,355**	**$15,430**	**$12,262**	**$4,322**
Total Equity (deficit)	**($4,885)**	**($4,777)**	**($4,536)**	**($3,456)**	**($2,871)**	**($2,304)**	**($4,885)**	**($4,536)**	**($6,296)**

TTM consists of Q2 2024 through Q2 2025 Financials (as of June 30, 2025)

elauwit CONFIDENTIAL | 20

Elauwit Connection, Inc. Connectivity Reimagined